Exhibit 99.1

Issued on behalf of RELX PLC and RELX NV

15 February 2018

RESULTS FOR THE YEAR TO DECEMBER 2017

RELX Group, the global professional information and analytics company, reports another year of underlying growth in revenue, operating profit and earnings in 2017.

  Highlights

•	Underlying revenue growth +4%; full year reported total £7,355m/€8,385m

•	Underlying adjusted operating profit growth +6%; full year total £2,284m/€2,604m

•	Adjusted EPS growth constant currency +7%; in sterling +12% to 81.0p (72.2p); in euro +5% to €0.923 (€0.880)

•	Reported operating profit £1,905m (£1,708m); €2,172m (€2,084m)

•	Reported EPS 82.2p (56.3p); €0.936 (€0.687)

•	Proposed full year dividend growth: +10% to 39.4p for RELX PLC; +6% to €0.448 for RELX NV

•	Return on invested capital up 0.1 percentage points to 13.1%

•	Strong financial position & cash flow; leverage 2.2x EBITDA, pensions & lease adjusted (1.9x unadjusted)

•	£700m of share buybacks completed in 2017; announcing total of £700m for 2018

  Further simplification of corporate structure

•	Dual parent holding company structure to be simplified into a single parent company

•	RELX NV shareholders to receive one RELX PLC share in exchange for each RELX NV share held

•	Single parent to be listed in London, Amsterdam and New York

•	No impact on RELX Group headquarters or business unit locations, activities or staffing levels

•	No change to strategy; cost and profit neutral, before and after tax

•	New structure to be implemented in Q3 2018, subject to shareholder approval

Commenting on the results, Sir Anthony Habgood, Chairman, said:

“RELX Group continued to execute well on its strategic priorities in 2017. Adjusted earnings per share in constant currencies grew +7%, and +12% and +5% in sterling and euros respectively. We are recommending a full year dividend increase of +10% for RELX PLC and +6% for RELX NV. We are proposing a set of measures that will further simplify our corporate structure into a single parent company. We believe this is a natural next step for RELX, removing complexity and increasing transparency.”

Chief Executive Officer, Erik Engstrom, commented:

“We achieved good underlying revenue growth in 2017, and continued to generate underlying operating profit growth ahead of revenue growth. Key business trends in the early part of 2018 are consistent with 2017.”

“Our strategy is unchanged: Our number one priority remains the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers. We believe that the systematic evolution of our business has driven an improvement in our business profile and the quality of our earnings, with more predictable revenues, a higher growth profile, and improving returns.”

RELX Group 2017 I Results 2

Operating and financial review

FINANCIAL RESULTS

Revenue of £7,355m/€8,385m; underlying growth +4%: The underlying growth rate reflects good growth in electronic and face-to-face revenues (89% of the total), and the further development of our analytics and decision tools, partially offset by continued print revenue declines.

Adjusted operating profit of £2,284m/€2,604m; underlying growth +6%: Including the effects of portfolio changes and cycling, growth expressed in sterling was +8%, and expressed in euros was +1%.

Reported operating profit: Reported operating profit, including amortisation of acquired intangible assets, was £1,905m (£1,708m) or €2,172m (€2,084m).

Interest and tax: Adjusted net interest expense was £166m (£180m) or €189m (€220m), with the reduction reflecting lower average interest rates. Adjusted tax was £475m (£438m) or €542m (€534m). The adjusted effective tax rate was 22.5%. Reported tax was £67m (£304m) or €76m (€371m) including an exceptional non-cash credit from a deferred tax balance sheet adjustment of £346m (€394m) arising from the US Tax Cuts and Jobs Act. Overall, we assess the impact of tax changes in the US and other relevant jurisdictions to be a small net positive for RELX Group going forward, although not significant to the adjusted effective tax rate or to cash taxes paid.

Adjusted EPS growth in constant currencies +7%: Adjusted EPS expressed in sterling was 81.0p (+12%), or €0.923 (+5%) expressed in euros. The difference in growth rates between the sterling and euro EPS reflects the movement in exchange rates.

Reported EPS: Reported EPS expressed in sterling was 82.2p (56.3p) and expressed in euros was €0.936 (€0.687), and includes the one-off non-cash deferred tax credit referenced above.

Dividend: We are proposing a full year dividend increase of +10% to 39.4p for RELX PLC and +6% to €0.448 for RELX NV. The difference in growth rates between the two dividends reflects movement in the £/€ exchange rate since the payments a year earlier. The long-term dividend policy is unchanged. We will continue to grow the dividend broadly in line with adjusted earnings per share, subject to exchange rate considerations, whilst maintaining cover of at least two times over the longer term.

ROIC: Return on invested capital increased by 0.1 percentage points to 13.1%.

Net debt/EBITDA 2.2x on a pensions and lease adjusted basis (unadjusted 1.9x): Net debt was £4.7bn/€5.3bn at 31 December 2017, with the adjusted net debt/EBITDA ratio unchanged on the prior year. The adjusted cash flow conversion rate was 96% (95%), with capital expenditure as a percentage of revenues unchanged at 5%.

Portfolio development: We completed 8 acquisitions of small content, data analytics and exhibition assets for a total consideration of £123m, and disposed of 17 assets for a total of £87m. Since the year end we have entered into an agreement to acquire ThreatMetrix, a leader in the global risk-based authentication sector, for £580m.

Share buybacks: In 2017 we deployed £700m on share buybacks. In 2018 we intend to deploy a total of £700m, of which £100m has already been completed.

2018 OUTLOOK

Key business trends in the early part of 2018 are consistent with 2017, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying growth in revenue and in adjusted operating profit, together with growth in adjusted earnings per share on a constant currency basis.

RELX Group 2017 I Results 3

Operating and financial review

FURTHER SIMPLIFICATION OF CORPORATE STRUCTURE

We are proposing to implement a further simplification of our corporate structure, moving from the current dual parent holding company structure to a single parent company. This simplification follows the significant measures which were completed in 2015 and is a natural next step for RELX, removing complexity and increasing transparency.

There will be no changes to the locations, activities or staffing levels of RELX Group or its four business areas. Elsevier, the global Science, Technical & Medical business, will continue to be headquartered in Amsterdam. RELX Group headquarters will remain in London, with no changes to operations or staffing levels.

The simplification will be implemented through a cross-border merger between RELX PLC and RELX NV.

RELX NV shareholders will receive one new RELX PLC share in exchange for each RELX NV share held.

The changes do not impact the economic interests of any shareholder, and in particular, ownership, dividend and capital distribution rights are unaffected.

Our strategy is unchanged. Our number one priority remains the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers.

The changes will be cost and profit neutral, before and after tax. The total number of shares outstanding will be unchanged, and all per share ratios will be unaffected.

RELX PLC will continue to be incorporated in the UK and will remain UK tax resident. Financial results for the group will continue to be presented in sterling, with supplemental financial information presented in euros and US dollars.

RELX PLC will continue to have a premium listing on the London Stock Exchange, and we will be applying for an additional listing of RELX PLC shares on Euronext Amsterdam. Existing RELX PLC ADRs will continue to be listed on the New York Stock Exchange. RELX NV ADRs will be exchanged for RELX PLC ADRs and we will be applying for a listing of the newly issued RELX PLC ADRs.

After the combination of the two parent companies the RELX PLC share count will broadly double, and we expect that RELX PLC shares will continue to be included in the FTSE 100 index. Following listing of RELX PLC shares on Euronext Amsterdam, we expect RELX PLC shares to be included in the AEX index. We also expect RELX PLC shares to continue to be included in the STOXX Europe 600 index and other relevant pan-European indices.

Dividends will be declared in sterling with an option for payment in euros. Our long-term dividend policy remains unchanged.

The simplification is subject to certain conditions, including the approval of both RELX PLC and RELX NV shareholders. We expect a circular and a prospectus to be made available to shareholders in Q2 2018, with implementation of the simplification expected in Q3 2018.

Details of the measures have been set out in an attachment (page 35) to this press release.

RELX Group 2017 I Results 4

Operating and financial review

RELX GROUP FINANCIAL SUMMARY

	£			€
	Year ended 31 December			Year ended 31 December
	2017 £m	2016 £m	Change	2017 €m	2016 €m	Change
Revenue	7,355	6,895	+7%	8,385	8,412	0%	+4% UL

Adjusted operating profit	2,284	2,114	+8%	2,604	2,579	+1%	+6% UL
Adjusted operating margin	31.1%	30.7%		31.1%	30.7%

Reported operating profit	1,905	1,708	+12%	2,172	2,084	+4%

Adjusted net interest expense	(166)	(180)		(189)	(220)

Adjusted profit before tax	2,118	1,934	+10%	2,415	2,359	+2%

Adjusted tax	(475)	(438)		(542)	(534)
Non-controlling interests	(8)	(8)		(9)	(10)

Adjusted net profit	1,635	1,488	+10%	1,864	1,815	+3%

Reported net profit	1,659	1,161	+43%	1,891	1,416	+34%

Reported net margin	22.6%	16.8%		22.6%	16.8%

Adjusted earnings per share	81.0p	72.2p	+12%	€0.923	€0.880	+5%	+7% CC

Reported earnings per share	82.2p	56.3p	+46%	€0.936	€0.687	+36%

Net borrowings	4,732	4,700		5,300	5,499

PARENT COMPANIES

	RELX PLC			RELX NV
Ordinary dividend per share	39.4p	35.95p	+10%	€0.448	€0.423	+6%

UL:	underlying
CC:	constant currency

RELX Group uses adjusted and underlying figures as additional performance measures. These measures are used by management, alongside the comparable GAAP measures, in evaluating the business performance. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. In 2017, we have excluded the exceptional tax credit arising as a result of the US Tax Cuts and Jobs Act. Reconciliations between the reported and adjusted figures are set out on page 31. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and of assets held for sale. Underlying revenue growth rates also exclude exhibition cycling effects. Constant currency growth rates are based on 2016 full year average and hedge exchange rates.

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: current and future economic, political and market forces; changes in law and legal interpretations affecting the RELX Group intellectual property rights; regulatory and other changes regarding the collection, transfer or use of third party content and data; demand for the RELX Group products and services; competitive factors in the industries in which the RELX Group operates; compromises of our data security systems and interruptions in our information technology systems; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC and RELX N.V. with the US Securities and Exchange Commission.

RELX Group 2017 I Results 5

Operating and financial review

BUSINESS AREA ANALYSIS

	£			€
	Year ended 31 December			Year ended 31 December
	2017 £m	2016 £m	Change	2017 €m	2016 €m	Change	Underlying growth rates
REVENUE
Scientific, Technical & Medical	2,478	2,320	+7%	2,825	2,831	0%	+2%
Risk & Business Analytics	2,076	1,906	+9%	2,367	2,325	+2%	+8%
Legal	1,692	1,622	+4%	1,929	1,979	-3%	+2%
Exhibitions	1,109	1,047	+6%	1,264	1,277	-1%	+6%

Total	7,355	6,895	+7%	8,385	8,412	0%	+4%

ADJUSTED OPERATING PROFIT
Scientific, Technical & Medical	913	853	+7%	1,041	1,041	0%	+3%
Risk & Business Analytics	759	686	+11%	865	837	+3%	+8%
Legal	332	311	+7%	379	379	0%	+11%
Exhibitions	285	269	+6%	325	328	-1%	+2%
Unallocated items	(5)	(5)		(6)	(6)

Total	2,284	2,114	+8%	2,604	2,579	+1%	+6%

RELX Group 2017 I Results 6

Operating and financial review

Scientific, Technical & Medical

	£			€
	Year ended 31 December			Year ended 31 December
	2017 £m	2016 £m	Change	2017 €m	2016 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	2,478	2,320	+7%	2,825	2,831	0%	+2%	+2%

Adjusted operating profit	913	853	+7%	1,041	1,041	0%	+2%	+3%
Adjusted operating margin	36.8%	36.8%		36.8%	36.8%

81% of revenue electronic and face-to-face

Key business trends remained positive in 2017, with underlying profit growth slightly exceeding underlying revenue growth.

Underlying revenue growth was +2%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements and portfolio changes, including the acquisitions of Plum Analytics and bepress, and the disposal of certain international pharma promotion assets.

Underlying adjusted operating profit growth of +3% was slightly ahead of revenue growth, with an underlying margin improvement offset by portfolio effects.

Electronic revenues saw continued good growth, partially offset by further print declines. In primary research we continued to enhance customer value by providing broader content sets across our research offering, increasing the sophistication of our analytics, and evolving our technology platforms. Databases & tools continued to drive growth across market segments through the launch of enhanced functionality and content development.

Print books, which now represent around 10% of divisional revenues, saw continued sales declines with return rates at historical levels, following higher than average return rates in the prior year. Print pharma promotion revenues, which represent less than 5% of the divisional total, returned to historical rates of decline after a stronger prior year.

2018 outlook: Our customer environment remains largely unchanged. Overall we expect another year of modest underlying revenue growth, with underlying operating profit growth continuing to exceed underlying revenue growth.

RELX Group 2017 I Results 7

Operating and financial review

Risk & Business Analytics

	£			€
	Year ended 31 December			Year ended 31 December
	2017 £m	2016 £m	Change	2017 €m	2016 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	2,076	1,906	+9%	2,367	2,325	+2%	+4%	+8%

Adjusted operating profit	759	686	+11%	865	837	+3%	+6%	+8%
Adjusted operating margin	36.6%	36.0%		36.6%	36.0%

97% of revenue electronic and face-to-face

Underlying revenue growth remained strong across all key segments in 2017. Underlying profit growth broadly matched underlying revenue growth.

Underlying revenue growth was +8%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements and portfolio changes including the disposal of New Scientist and other magazines, and the sale of our majority stake in a property title services joint venture to our partner.

Underlying adjusted operating profit growth broadly matched underlying revenue growth as we continued to pursue our organic development strategy. The margin improvement reflects a positive effect from portfolio changes.

In Insurance we continued to drive growth through enhanced analytics, the extension of datasets, and by further expansion in adjacent verticals. The US market environment returned to historical trends in the fourth quarter, having been not quite as favourable earlier in the year. The international initiatives continued to progress well.

In Business Services, further development of analytics that help our customers to detect and prevent fraud and to manage risk across the financial and corporate sectors continued to drive growth, in a positive US and international market environment.

Growth in the government and healthcare segments was driven by continued development of sophisticated analytics, and other Data Services continued to drive growth through organic development.

2018 outlook: The fundamental growth drivers of Risk & Business Analytics remain strong, and we expect underlying operating profit growth to continue to broadly match underlying revenue growth.

RELX Group 2017 I Results 8

Operating and financial review

Legal

		£			€
	Year ended 31 December			Year ended 31 December
	2017 £m	2016 £m	Change	2017 €m	2016 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	1,692	1,622	+4%	1,929	1,979	-3%	-1%	+2%

Adjusted operating profit	332	311	+7%	379	379	0%	+1%	+11%
Adjusted operating margin	19.6%	19.2%		19.6%	19.2%

83% of revenue electronic and face-to-face

Underlying revenue growth in 2017 was in line with the prior year, with continued efficiency gains driving strong underlying operating profit growth.

Underlying revenue growth was +2%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and portfolio changes including the acquisition of Ravel Law, the disposal of several print and services assets, and the final exit from the Martindale Hubbell joint venture.

Underlying adjusted operating profit growth was +11%. The increase in operating profit margin reflects ongoing organic process improvement and decommissioning of systems which, together with currency movements, more than offset a lower profit contribution from joint ventures and other portfolio effects.

Electronic revenues saw continued growth, partially offset by print declines. The roll-out of new platform releases across our US and international markets continued, with broader datasets and the continued expansion of early stage legal analytics. The usage migration of US legal customers onto Lexis Advance is now substantially complete.

US and European markets remained stable. Other international markets continued to grow well.

2018 outlook: Trends in our major customer markets are unchanged, continuing to limit the scope for underlying revenue growth. We expect underlying profit growth to remain strong.

RELX Group 2017 I Results 9

Operating and financial review

Exhibitions

		£			€
	Year ended 31 December			Year ended 31 December
	2017 £m	2016 £m	Change	2017 €m	2016 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	1,109	1,047	+6%	1,264	1,277	-1%	+1%	+6%

Adjusted operating profit	285	269	+6%	325	328	-1%	+1%	+2%
Adjusted operating margin	25.7%	25.7%		25.7%	25.7%

100% of revenue face-to-face and electronic

Underlying revenue growth rates exclude exhibition cycling effects

Exhibitions achieved strong underlying revenue growth in 2017, a slight acceleration from the prior year, with underlying operating profit growth reflecting cycling-out effects.

Underlying revenue growth was +6%. After portfolio changes and six percentage points of cycling-out effects, constant currency revenue growth was +1%. The difference between the reported and constant currency growth rates reflects the impact of exchange rate movements and portfolio changes, including the acquisition of MCM Comic Con (UK), Cafe Seoul (South Korea) and Fitness (Australia), and the disposal of a number of small events.

Underlying adjusted operating profit growth was +2% reflecting cycling-out effects.

We continued to pursue organic growth opportunities, launching 36 new events, and piloting several data analytics opportunities.

Overall growth remained good in Europe and strong in Japan and China. The US continued to see differentiated growth rates by industry sector. Revenues in Brazil continued to reflect the general weakness of the wider economy. Most other markets continued to grow strongly.

2018 outlook: We expect underlying revenue growth trends to continue. In 2018 we expect cycling-in effects to increase the reported revenue growth rate by four to five percentage points.

RELX Group 2017 I Results 10

Operating and financial review

FINANCIAL REVIEW: REPORTED AND ADJUSTED FIGURES

		£
	Year ended 31 December
	2017 £m	2016 £m	Change
Reported figures
Revenue	7,355	6,895	+7%
Operating profit	1,905	1,708	+12%
Profit before tax	1,734	1,473	+18%
Net profit attributable to RELX PLC and RELX NV shareholders	1,659	1,161	+43%
Net margin	22.6%	16.8%
Earnings per share	82.2p	56.3p	+46%

Adjusted figures
Revenue	7,355	6,895	+7%	+4	%UL
Operating profit	2,284	2,114	+8%	+6	%UL
Operating margin	31.1%	30.7%
Profit before tax	2,118	1,934	+10%
Net profit attributable to RELX PLC and RELX NV shareholders	1,635	1,488	+10%
Net margin	22.2%	21.6%
Earnings per share	81.0p	72.2p	+12%	+7	%CC

UL: Underlying CC: Constant currency

The Group’s condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 32 and 33 respectively.

RELX Group uses adjusted and underlying figures as additional performance measures. These measures are used by management, alongside the comparable GAAP measures, in evaluating the business performance. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. In 2017, we have excluded the exceptional tax credit arising as a result of the US Tax Cuts and Jobs Act. Reconciliations between the reported and adjusted figures are set out on page 31. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and of assets held for sale. Underlying revenue growth rates also exclude exhibition cycling effects. Constant currency growth rates are based on 2016 full-year average and hedge exchange rates.

Revenue

Underlying growth of revenue was 4%, with all four market segments contributing to underlying growth. The underlying growth rate reflects good growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Exhibition cycling effects reduced revenue growth by 1%, and the net impact of acquisitions and disposals reduced revenue growth by 1%. The impact of currency movements was to increase revenue by 5%, principally due to the US dollar and euro being stronger against sterling on average during 2017.

Reported revenue, including the effects of exhibition cycling, portfolio changes and currency movements, was £7,355m (2016: £6,895m), up 7%.

Profit

Underlying adjusted operating profit grew ahead of revenue at 6%, reflecting the benefit of tight cost control across the Group. Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £2,284m (2016: £2,114m), up 8%. Acquisitions and disposals decreased adjusted operating profit by 3%. Currency effects increased adjusted operating profit by 5%, in line with the impact on revenue.

Reported operating profit, after amortisation of acquired intangible assets and acquisition-related costs, was £1,905m (2016: £1,708m). The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, decreased to £314m (2016: £346m), primarily reflecting certain assets becoming fully amortised, partially offset by currency effects and acquisitions. Acquisition-related costs were £56m (2016: £51m).

RELX Group 2017 I Results 11

Operating and financial review

Underlying operating cost growth was 2%, reflecting investment in global technology platforms and the launch of new products and services, partly offset by continued process innovation. Actions continue to be taken across our businesses to improve cost-efficiency. Total operating costs, including the impact of acquisitions, disposals and currency effects, increased by 6%.

The overall adjusted operating margin of 31.1% was 0.4 percentage points higher than in the prior year. On an underlying basis, including cycling effects, the margin improved by 0.7 percentage points. Acquisitions and disposals reduced the margin by 0.4 percentage points and currency effects increased the margin by 0.1 percentage points.

Adjusted interest expense, excluding the net pension financing charge of £15m (2016: £14m) and including finance income in joint ventures of £1m (2016: £1m), was £166m (2016: £180m). The decrease primarily reflects a lower average interest rate on borrowings, partly offset by currency translation effects. Reported net finance costs were £182m (2016: £195m). Net pre-tax disposal gains were £11m (2016: £40m loss) arising largely from the sale of Risk & Business Analytics businesses and revaluation of investments held. These gains are offset by an associated tax charge of £16m (2016: £34m credit).

Adjusted profit before tax was £2,118m (2016: £1,934m), up 10%. The reported profit before tax was £1,734m (2016: £1,473m).

The adjusted effective tax rate on adjusted profit before tax was 22.5%, 0.2 percentage points lower than the prior year rate of 22.7%. The adjusted effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The reported tax charge was £67m (2016: £304m). The decrease in the tax charge is due to the US Tax Cuts and Jobs Act, which includes a reduction in the federal corporate tax rate from 35% to 21% from January 2018. Consequently, the Group has measured its US deferred tax assets and liabilities at the end of the reporting period at a combined tax rate (including state taxes) of 26%. This resulted in the recognition of an exceptional tax credit of £346m in the income statement.

The adjusted net profit attributable to RELX PLC and RELX NV shareholders of £1,635m (2016: £1,488m) was up 10%. Adjusted earnings per share were up 12% at 81.0p (2016: 72.2p) when expressed in sterling and 5% at €0.923 (2016: €0.880) when expressed in euros. At constant rates of exchange, adjusted earnings per share increased by 7%.

The reported net profit attributable to RELX PLC and RELX NV shareholders was £1,659m (2016: £1,161m).

The reported earnings per share was 82.2p (2016: 56.3p) in sterling and €0.936 (2016: €0.687) when expressed in euros. The growth in the year reflects the impact of the exceptional tax credit recognised as a result of the US Tax Cuts and Jobs Act.

RELX Group 2017 I Results 12

Operating and financial review

Cash flows

	£
	Year ended 31 December
	2017 £m	2016 £m
Adjusted cash flow conversion
Adjusted operating profit	2,284	2,114
Capital expenditure	(354)	(333)
Depreciation and amortisation of internally developed intangible assets	272	257
Working capital and other items	(10)	(22)

Adjusted cash flow	2,192	2,016

Cash flow conversion	96%	95%

Adjusted cash flow was £2,192m (2016: £2,016m), up 9% compared with the prior year and up 3% at constant currencies. The rate of conversion of adjusted operating profit to adjusted cash flow was 96% (2016: 95%).

Capital expenditure was £354m (2016: £333m), including £303m (2016: £282m) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure across the business. Depreciation and the amortisation of internally developed intangible assets was £272m (2016: £257m). Capital expenditure was 4.8% of revenue (2016: 4.8%). Depreciation and amortisation was 3.7% of revenue (2016: 3.7%).

	£
	Year ended 31 December
	2017 £m	2016 £m
Free cash flow
Adjusted cash flow	2,192	2,016
Cash interest paid	(148)	(152)
Cash tax paid	(472)	(423)
Acquisition-related costs*	(28)	(27)

Free cash flow before dividends	1,544	1,414
Dividends	(762)	(683)

Free cash flow after dividends	782	731

*	Including cash tax relief

Free cash flow before dividends was £1,544m (2016: £1,414m). Ordinary dividends paid to shareholders in the year, being the 2016 final and 2017 interim dividends, amounted to £762m (2016: £683m). Free cash flow after dividends was £782m (2016: £731m).

Tax paid, excluding tax relief on acquisition-related costs and on disposals, of £472m (2016: £423m) increased as a result of improved profits and movements in exchange rates. Interest paid was £148m (2016: £152m).

RELX Group 2017 I Results 13

Operating and financial review

	£
	Year ended 31 December
	2017 £m	2016 £m
Reconciliation of net debt
Net debt at 1 January	(4,700)	(3,782)

Free cash flow post dividends	782	731
Net disposal proceeds/(payments)	34	(13)
Acquisition cash spend	(141)	(367)
Share repurchases	(700)	(700)
Purchase of shares by the Employee Benefit Trust	(39)	(29)
Other*	—	(31)
Currency translation	32	(509)

Movement in net debt	(32)	(918)

Net debt at 31 December	(4,732)	(4,700)

*	Cash tax relief on disposals, distributions to non-controlling interests, pension deficit payments, finance leases and share option exercise proceeds

Total consideration on acquisitions completed in the year was £123m (2016: £338m). Cash spent on acquisitions was £141m (2016: £367m), including deferred consideration of £13m (2016: £24m) on past acquisitions and spend on venture capital investments of £10m (2016: £6m).

Total consideration for the disposal of non-strategic assets in 2017 was £87m (2016: £16m). Net cash inflow after timing differences and separation and transaction costs was £34m (2016: £13m outflow).

Share repurchases by RELX PLC and RELX NV in 2017 were £700m (2016: £700m), with a further £100m repurchased in 2018 as at 14 February. During 2017, 23.1m RELX PLC shares were acquired at an average price of 1,604p, and 21.4m RELX NV shares were acquired at an average price of €17.57. In addition, the Employee Benefit Trust purchased shares of RELX PLC and RELX NV to meet future obligations in respect of share based remuneration totalling £39m (2016: £29m). Proceeds from the exercise of share options were £32m (2016: £23m).

Debt

Gross borrowings at 31 December 2017 amounted to £4,886m (2016: £4,843m). The fair value of related derivative net assets was £43m (2016: net liabilities of £19m). Cash and cash equivalents totalled £111m (2016: £162m). In aggregate, these give the net borrowings figure of £4,732m (2016: £4,700m).

The effective interest rate on gross borrowings was 3.2% in 2017, 0.6 percentage points lower than the prior year, reflecting the benefit of refinancing historical bonds that had higher rates of interest. As at 31 December 2017, gross borrowings had a weighted average life remaining of 4.6 years and a total of 44% of them were at fixed rates, after taking into account interest rate derivatives.

The ratio of net debt to 12-month trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 1.9x (2016: 1.8x), calculated in US dollars. Incorporating the capitalisation of operating leases and the net pension deficit, in line with the approach taken by credit rating agencies, the ratio was 2.2x (2016: 2.2x).

Pensions

Net pension obligations, i.e. pension obligations less pension assets, decreased to £328m (2016: £636m). There was a net deficit of £89m (2016: £393m) in respect of funded schemes, which were on average 98% funded at the end of the year on an IFRS basis. The lower deficit mainly reflects strong asset performance in both the UK and the US schemes, and changes to the UK scheme resulting in a £42m credit and corresponding reduction in the liability.

RELX Group 2017 I Results 14

Operating and financial review

Liquidity

The Group has a $2.0bn committed bank facility, maturing in July 2020, which provides security of funding for short-term debt. At 31 December 2017, this facility was undrawn. In March 2017, €1.0bn in total of euro denominated fixed rate term debt was issued with coupons of 0.375% and 1.000% and maturities of four years and seven years, respectively. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements.

Invested capital and returns

The post-tax return on average invested capital in the year was 13.1% (2016: 13.0%).

	£
	Year ended 31 December
	2017 £m	2016 £m
Adjusted operating profit	2,284	2,114
Tax at effective rate	(514)	(480)
Effective tax rate	22.5%	22.7%
Adjusted operating profit after tax	1,770	1,634
Average invested capital*	13,501	12,538
Return on invested capital	13.1%	13.0%

*	Average of invested capital at the beginning and the end of the year, retranslated at average exchange rates for the year. Invested capital is calculated as net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill and to exclude the gross up to goodwill in respect of deferred tax liabilities.

Alternative performance measures

The Group uses adjusted figures, which are not defined by generally accepted accounting principles (“GAAP”) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable investors to more clearly track the core operational performance of the Group, by separating out items of income or expenditure relating to acquisitions, disposals and capital items, while providing our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities. In 2017, we have excluded the exceptional tax credit arising as a result of the US Tax Cuts and Jobs Act from our adjusted measures.

Our management uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and the individual business segments.

Dividends

The final dividends proposed by the respective Boards are 27.7p per share for RELX PLC and €0.316 per share for RELX NV, +8% and +5% higher respectively compared with the prior year final dividends. This gives total dividends for the year of 39.4p (2016: 35.95p) and €0.448 (2016: €0.423). The difference in growth rates in the final dividends reflects changes in the euro:sterling exchange rate since the prior year final dividend announcement date.

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.1x. The dividend policy of RELX PLC and RELX NV is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (defined as the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

RELX Group 2017 I Results 15

Operating and financial review

PRINCIPAL RISKS

The principal risks facing RELX Group arise from the highly competitive and rapidly changing nature of our markets, the increasing technological nature of our products and services, the international nature of our operations, legislative, fiscal and regulatory developments and economic conditions in our markets. Certain businesses could also be affected by the impact on publicly funded and other customers of changes in funding and by cyclical pressures on advertising and promotional spending or through the availability of free sources of information.

The principal risks and uncertainties that have been identified are summarised below:

•	Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in the United States, Europe and other major economies, political uncertainties (including the potential consequences of the United Kingdom’s withdrawal from the European Union under Article 50 of the Treaty of Lisbon), acts of war, terrorism and civil unrest as well as levels of government and private funding provided to academic and research institutions.

•	Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross border initiatives such as those from the European Commission, and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

•	A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. Legal regulations, such as the European Union’s General Data Protection Regulation (“GDPR”), relating to internet communications, privacy and data protection, e-commerce, information governance and use of public records, are becoming more prevalent worldwide. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers.

•	Our Scientific, Technical & Medical (STM) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions.

•	Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

•	Our businesses operate in highly competitive markets, and the means of delivering our products and services, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors and other factors. Failure to anticipate and quickly adapt to these changes could impact the competitiveness of our products and services and consequently adversely affect our revenue.

RELX Group 2017 I Results 16

Operating and financial review

•	We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition, or lead to an impairment of goodwill.

•	Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms or networks experience a significant failure, interruption or security breach.

•	Our businesses maintain online databases and information, including public records and other personal information. As part of maintaining this information and delivering our products and services, we rely on and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently, and may not be known until launched against us or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems, or failure to comply with applicable legislation or regulatory or contractual requirements could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•	Our organisational and operational structures depend on outsourced and offshored functions, including use of cloud service providers. Poor performance, failure or breach of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

•	The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain talent could adversely affect our business performance. Failure to recruit and develop a diverse and inclusive workforce could adversely affect our reputation and business performance.

•	We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The assets and obligations associated with those pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase future pension costs and funding requirements.

•	Our businesses operate globally and our profits are subject to taxation in many different jurisdictions and at differing tax rates. The Organisation for Economic Co-operation and Development (OECD)’s reports on Base Erosion and Profit Shifting suggest a range of new approaches that national governments might adopt when taxing the activities of multinational enterprises. The OECD continues to explore options around the taxation of the digital economy. As a result of the OECD’s work and other international initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

RELX Group 2017 I Results 17

Operating and financial review

•	The RELX Group consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

•	Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

•	As a world-leading provider of professional information solutions to the STM, risk and business analytics, legal and exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of independence and ethical conduct, including those related to anti-bribery and anti-corruption, promoting human rights and principled business conduct. A breach of generally accepted ethical business standards or applicable anti-bribery and anti-corruption or competition statutes could adversely affect our business performance, reputation and financial condition.

•	Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

RELX Group 2017 I Results 18

Condensed consolidated financial information

Condensed consolidated income statement

For the year ended 31 December

		£
	Note	2017 £m	2016 £m
Revenue	2	7,355	6,895
Cost of sales		(2,631)	(2,488)

Gross profit		4,724	4,407
Selling and distribution costs		(1,163)	(1,109)
Administration and other expenses		(1,693)	(1,627)
Share of results of joint ventures		37	37

Operating profit		1,905	1,708

Finance income		4	8
Finance costs		(186)	(203)

Net finance costs		(182)	(195)

Disposals and other non-operating items		11	(40)

Profit before tax		1,734	1,473
Current tax		(439)	(374)
Deferred tax		372	70

Tax expense		(67)	(304)

Net profit for the period		1,667	1,169

Attributable to:
RELX PLC and RELX NV shareholders		1,659	1,161
Non-controlling interests		8	8

Net profit for the period		1,667	1,169

Earnings per share		£
		2017	2016
Basic earnings per share
RELX PLC	3	82.2p	56.3p
RELX NV	3	82.2p	56.3p

Diluted earnings per share
RELX PLC	3	81.5p	55.8p
RELX NV	3	81.5p	55.8p

Summary financial information is presented in euros and US dollars on pages 32 and 33 respectively.

RELX Group 2017 I Results 19

Condensed consolidated financial information

Condensed consolidated statement of comprehensive income

For the year ended 31 December

		£
	Note	2017 £m	2016 £m
Net profit for the period		1,667	1,169

Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on defined benefit pension schemes	6	233	(262)
Tax on items that will not be reclassified to profit or loss		(59)	45

Total items that will not be reclassified to profit or loss		174	(217)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(507)	670
Fair value movements on cash flow hedges		137	(165)
Transfer to net profit from cash flow hedge reserve		25	46
Tax on items that may be reclassified to profit or loss		(30)	19

Total items that may be reclassified to profit or loss		(375)	570

Other comprehensive (loss)/income for the period		(201)	353

Total comprehensive income for the period		1,466	1,522

Attributable to:
RELX PLC and RELX NV shareholders		1,458	1,514
Non-controlling interests		8	8

Total comprehensive income for the period		1,466	1,522

RELX Group 2017 I Results 20

Condensed consolidated financial information

Condensed consolidated statement of cash flows

For the year ended 31 December

		£
	Note	2017 £m	2016 £m
Cash flows from operating activities
Cash generated from operations	5	2,445	2,236
Interest paid		(152)	(160)
Interest received		4	8
Tax paid (net)		(449)	(402)

Net cash from operating activities		1,848	1,682

Cash flows from investing activities
Acquisitions		(131)	(361)
Purchases of property, plant and equipment		(51)	(51)
Expenditure on internally developed intangible assets		(303)	(282)
Purchase of investments		(10)	(6)
Proceeds from disposals of property, plant and equipment		1	1
Gross proceeds from business disposals		84	18
Payments on business disposals		(50)	(31)
Dividends received from joint ventures		38	44

Net cash used in investing activities		(422)	(668)

Cash flows from financing activities
Dividends paid to shareholders of RELX PLC and RELX NV		(762)	(683)
Distributions to non-controlling interests		(10)	(9)
(Decrease)/increase in short term bank loans, overdrafts and commercial paper		(148)	271
Issuance of term debt		873	603
Repayment of term debt		(712)	(474)
Repayment of finance leases		(5)	(7)
Repurchase of ordinary shares		(700)	(700)
Purchase of shares by the Employee Benefit Trust		(39)	(29)
Proceeds on issue of ordinary shares		32	23

Net cash used in financing activities		(1,471)	(1,005)

(Decrease)/increase in cash and cash equivalents	5	(45)	9

Movement in cash and cash equivalents
At start of period		162	122
(Decrease)/increase in cash and cash equivalents		(45)	9
Exchange translation differences		(6)	31

At end of period		111	162

RELX Group 2017 I Results 21

Condensed consolidated financial information

Condensed consolidated statement of financial position

As at 31 December

		£
	Note	2017 £m	2016 £m
Non-current assets
Goodwill		5,965	6,392
Intangible assets		3,194	3,604
Investments in joint ventures		102	102
Other investments		141	137
Property, plant and equipment		209	242
Deferred tax assets		405	444
Net pension assets	6	22	—
Derivative financial instruments		86	49

		10,124	10,970

Current assets
Inventories and pre-publication costs		197	209
Trade and other receivables		1,822	1,956
Derivative financial instruments		29	20
Cash and cash equivalents		111	162

		2,159	2,347

Assets held for sale		—	6

Total assets		12,283	13,323

Current liabilities
Trade and other payables		3,237	3,425
Derivative financial instruments		32	85
Borrowings	5	678	1,159
Taxation		560	612
Provisions	7	19	23

		4,526	5,304

Non-current liabilities
Derivative financial instruments		25	110
Borrowings	5	4,208	3,684
Deferred tax liabilities		738	1,137
Net pension obligations	6	350	636
Provisions	7	62	89

		5,383	5,656

Liabilities associated with assets held for sale		—	5

Total liabilities		9,909	10,965

Net assets		2,374	2,358

Capital and reserves
Share capital	8	224	226
Share premium	8	3,104	3,003
Shares held in treasury	8	(1,631)	(1,471)
Translation reserve		169	727
Other reserves		487	(165)

Shareholders’ equity		2,353	2,320
Non-controlling interests		21	38

Total equity		2,374	2,358

Approved by the Boards of RELX PLC and RELX NV, 14 February 2018.

RELX Group 2017 I Results 22

Condensed consolidated financial information

Condensed consolidated statement of changes in equity

								£
	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Shareholders’ equity £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2016		224	2,748	(1,393)	224	341	2,144	34	2,178
Total comprehensive income for the period		—	—	—	670	844	1,514	8	1,522
Dividends paid	4	—	—	—	—	(683)	(683)	(9)	(692)
Issue of ordinary shares, net of expenses		—	23	—	—	—	23	—	23
Repurchase of ordinary shares		—	—	(722)	—	—	(722)	—	(722)
Cancellation of shares		(6)	—	713	—	(707)	—	—	—
Increase in share based remuneration reserve (net of tax)		—	—	—	—	44	44	—	44
Settlement of share awards		—	—	39	—	(39)	—	—	—
Exchange differences on translation of capital and reserves		8	232	(108)	(167)	35	—	5	5

Balance at 1 January 2017		226	3,003	(1,471)	727	(165)	2,320	38	2,358
Total comprehensive income for the period		—	—	—	(507)	1,965	1,458	8	1,466
Dividends paid	4	—	—	—	—	(762)	(762)	(10)	(772)
Issue of ordinary shares, net of expenses		—	32	—	—	—	32	—	32
Repurchase of ordinary shares		—	—	(737)	—	—	(737)	—	(737)
Cancellation of shares		(4)	—	570	—	(566)	—	—	—
Increase in share based remuneration reserve (net of tax)		—	—	—	—	42	42	—	42
Settlement of share awards		—	—	37	—	(37)	—	—	—
Acquisitions		—	—	—	—	—	—	1	1
Disposal of business		—	—	—	—	—	—	(15)	(15)
Exchange differences on translation of capital and reserves		2	69	(30)	(51)	10	—	(1)	(1)

Balance at 31 December 2017		224	3,104	(1,631)	169	487	2,353	21	2,374

RELX Group 2017 I Results 23

Notes to the condensed consolidated financial information

1	Basis of preparation

RELX PLC and RELX NV are separate, publicly-held entities. RELX PLC’s ordinary shares are listed in London and, through a depositary receipt, in New York, and RELX NV’s ordinary shares are listed in Amsterdam and, through a depositary receipt, in New York. RELX PLC and RELX NV jointly own RELX Group plc, which holds all the Group’s operating businesses and financing activities. RELX PLC, RELX NV, RELX Group plc and its subsidiaries, joint ventures and associates are together known as “the Group”.

The Governing Agreement determines the equalisation ratio between RELX PLC and RELX NV shares. One RELX PLC ordinary share confers an equivalent economic interest to one RELX NV ordinary share.

As a result of these arrangements, all shareholders can be regarded as having interests in a single economic entity. Consequently, the Directors have concluded that the Group forms a single reporting entity for the presentation of consolidated financial information. Accordingly, the Group consolidated financial information represents the interests of both sets of shareholders and is presented by both RELX PLC and RELX NV as their respective consolidated financial information.

The consolidated financial information, presented in condensed form, has been abridged from the audited RELX Group Annual Reports and Financial Statements 2017 for which unqualified audit reports were given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 119 to 167 of the RELX Group Annual Reports and Financial Statements 2016. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC and RELX NV, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the year ended 31 December 2017.

Standards, amendments and interpretations not yet effective

New accounting standards and amendments and their expected impact on the future accounting policies and reporting of the Group are set out below.

IFRS 9 – Financial Instruments (effective for the 2018 financial year). The standard replaces the existing classification and measurement requirements in IAS 39 – Financial Instruments: Recognition and Measurement. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets and liabilities in the consolidated financial statements. The most notable impact for the Group relates to cash flow hedge accounting, which will result in additional disclosure in respect of the costs of hedging reserve balance and movements from 2018 onwards.

IFRS 15 – Revenue from Contracts with Customers (effective for the 2018 financial year). The new standard provides a single point of reference for revenue recognition, including guidance in relation to identification of the contract and licensing arrangements. RELX Group will adopt IFRS 15 on a fully retrospective basis. Management have performed a full assessment of the impact of IFRS 15. The adoption of IFRS 15 will not result in a material change to the 2017 reported or 2018 income statement numbers.

IFRS 16 – Leases (early adoption so as to be effective for the 2018 financial year). The new standard eliminates the distinction between operating and finance leases and requires lessees to recognise all leases with a lease term of greater than 12 months in the statement of financial position. RELX Group will adopt this standard a year earlier than the mandatory effective date of 1 January 2019. IFRS 16 will be adopted on a fully retrospective basis. The majority of the RELX Group lease portfolio relates to property leases. Management have performed a full assessment of the impact of IFRS 16.

RELX Group 2017 I Results 24

Notes to the condensed consolidated financial information

1	Basis of preparation (continued)

The table below sets out the expected impact on the income statement and the most significantly impacted statement of financial position accounts.

	2017 as reported £m	IFRS 9 impact £m	IFRS 15 impact £m	IFRS 16 impact £m	2017 as restated £m
Income statement
Revenue	7,355	—	(14)	—	7,341
Adjusted operating profit	2,284	—	(11)	11	2,284
Reported operating profit	1,905	—	(11)	11	1,905
Net finance costs	(182)	(2)	—	(15)	(199)
Adjusted net profit attributable to RELX PLC and RELX NV shareholders	1,635	(2)	(9)	(4)	1,620
Reported net profit attributable to RELX PLC and RELX NV shareholders	1,659	(2)	(9)	—	1,648
Adjusted EPS	81.0p	(0.1p )	(0.5p )	(0.2p )	80.2p
Reported EPS	82.2p	(0.1p )	(0.5p )	—	81.6p
Statement of financial position
Right of use asset	16	—	—	272	288
Borrowings (including lease liability)	(4,886)	14	—	(381)	(5,253)
Finance lease receivable	—	—	—	56	56
Deferred income	(1,834)	—	(76)	—	(1,910)

Additionally, a number of amendments and interpretations have been issued which are not expected to have any significant impact on the Group’s accounting policies and reporting.

2	Segment analysis

RELX Group is a global provider of information and analytics for professional and business customers across industries operating in four major market segments: Scientific, Technical & Medical is a global information and analytics business helps institutions and professionals advance healthcare, open science, and improve performance for the benefit of humanity; Risk & Business Analytics provides customers with solutions and decision tools that combine public and industry specific content with advanced technology and analytics to assist them in evaluating and predicting risk and enhancing operational efficiency; Legal is a leading global provider of legal, regulatory and business information and analytics that helps customers increase productivity, improve decision making and outcomes and advance the rule of law around the world; and Exhibitions is the world’s leading events business, enhancing the power of face-to-face through data and digital tools at over 500 events, in 30 countries, attracting more than 7m participants.

The Group’s reported segments are based on the internal reporting structure and financial information provided to the Boards.

Adjusted operating profit is the key segmental profit measure used by the Group in assessing performance. Adjusted operating profit is reconciled to operating profit on page 31.

RELX Group 2017 I Results 25

Notes to the condensed consolidated financial information

2	Segment analysis (continued)

Revenue

	£
	Year ended 31 December
	2017 £m	2016 £m
Business segment
Scientific, Technical & Medical	2,478	2,320
Risk & Business Analytics	2,076	1,906
Legal	1,692	1,622
Exhibitions	1,109	1,047

Total	7,355	6,895

Geographical market
North America	4,081	3,778
United Kingdom	522	504
The Netherlands	92	118
Rest of Europe	1,081	1,091
Rest of world	1,579	1,404

Total	7,355	6,895

Adjusted operating profit

	£
	Year ended 31 December
	2017 £m	2016 £m
Business segment
Scientific, Technical & Medical	913	853
Risk & Business Analytics	759	686
Legal	332	311
Exhibitions	285	269

Subtotal	2,289	2,119

Corporate costs	(5)	(5)

Total	2,284	2,114

RELX Group 2017 I Results 26

Notes to the condensed consolidated financial information

3	Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to RELX PLC and RELX NV shareholders and dividing this by the total weighted average number of shares.

Earnings per share

	Year ended 31 December
	2017			2016
	Net profit attributable to RELX PLC and RELX NV shareholders £m	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to RELX PLC and RELX NV shareholders £m	Weighted average number of shares (millions)	EPS (pence)
Basic earnings per share for RELX PLC and RELX NV (pence)	1,659	2,019.4	82.2p	1,161	2,062.3	56.3p
Diluted earnings per share for RELX PLC and RELX NV (pence)	1,659	2,035.2	81.5p	1,161	2,079.8	55.8p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

Adjusted earnings per share

	Year ended 31 December
	2017			2016
	Adjusted net profit attributable to RELX PLC and RELX NV shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to RELX PLC and RELX NV shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)
Adjusted earnings per share for RELX PLC and RELX NV (pence)	1,635	2,019.4	81.0p	1,488	2,062.3	72.2p

Adjusted net profit is reconciled to net profit on page 31.

4	Dividends

Ordinary dividends paid in the year

	2017 £m	2016 £m
RELX PLC	400	356
RELX NV	362	327

Total	762	683

Ordinary dividends declared and paid in the year, in amounts per ordinary share, comprise: a 2016 final dividend of 25.7p (2015 final dividend: 22.3p) and a 2017 interim dividend of 11.7p (2016 interim dividend: 10.25p) giving a total of 37.4p (2016: 32.55p) for RELX PLC; and a 2016 final dividend of €0.301 (2015 final dividend: €0.288) and a 2017 interim dividend of €0.132 (2016 interim dividend: €0.122) giving a total of €0.433 (2016: €0.41) for RELX NV.

The Directors of RELX PLC have proposed a final dividend of 27.7p (2016: 25.7p), giving a total for the financial year of 39.4p (2016: 35.95p). The Directors of RELX NV have proposed a final dividend of €0.316 (2016: €0.301), giving a total for the financial year of €0.448 (2016: €0.423). The total cost of funding the proposed final dividends is expected to be £559m, for which no liability has been recognised at the statement of financial position date. The RELX PLC and RELX NV final dividends as approved will be paid on 22 May 2018, with an ex-dividend date of 26 April 2018 and a record date of 27 April 2018.

RELX Group 2017 I Results 27

Notes to the condensed consolidated financial information

5	Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

	£
	Year ended 31 December
	2017 £m	2016 £m
Operating profit	1,905	1,708

Share of results of joint ventures	(37)	(37)

Amortisation of acquired intangible assets	313	342
Amortisation of internally developed intangible assets	203	189
Depreciation of property, plant and equipment	69	68
Share based remuneration	39	38

Total non-cash items	624	637

Increase in working capital	(47)	(72)

Cash generated from operations	2,445	2,236

Reconciliation of net borrowings

	£
	Year ended 31 December
	Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2017 £m	2016 £m
At start of period	162	(4,843)	(19)	(4,700)	(3,782)
(Decrease)/increase in cash and cash equivalents	(45)	—	—	(45)	9
Increase in borrowings	—	(4)	(4)	(8)	(393)

Changes in net borrowings resulting from cash flows	(45)	(4)	(4)	(53)	(384)

Inception of finance leases	—	(2)	—	(2)	(3)
Fair value and other adjustments to borrowings and related derivatives	—	(73)	64	(9)	(22)
Exchange translation differences	(6)	36	2	32	(509)

At end of period	111	(4,886)	43	(4,732)	(4,700)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, derivative financial instruments that are used to hedge certain borrowings and adjustments in respect of cash collateral received/paid. The Group monitors net borrowings as part of capital and liquidity management.

RELX Group 2017 I Results 28

Notes to the condensed consolidated financial information

5	Condensed consolidated statement of cash flows (continued)

Borrowings by year of repayment

	£
	As at 31 December
	2017 £m	2016 £m
Within 1 year	(678)	(1,159)

Within 1 to 2 years	(596)	(223)
Within 2 to 3 years	(510)	(703)
Within 3 to 4 years	(444)	(498)
Within 4 to 5 years	(644)	—
After 5 years	(2,014)	(2,260)

After 1 year	(4,208)	(3,684)

Total	(4,886)	(4,843)

Short-term bank loans, overdrafts and commercial paper were backed up at 31 December 2017 by a $2,000m (£1,479m) committed bank facility maturing in July 2020, which was undrawn.

The total fair value of gross borrowings as at 31 December 2017 was £5,181m (2016: £5,248m).

6	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

	£ Year ended 31 December
	2017 £m	2016 £m
At start of period	(636)	(384)
Service cost	(47)	(41)
Net interest on net defined benefit obligation	(15)	(14)
Settlements and past service credits	43	5
Contributions by employer	85	85
Actuarial gains/(losses)	233	(262)
Exchange translation differences	9	(25)

At end of period	(328)	(636)

The net pension deficit comprises:

	£ As at 31 December
	2017 £m	2016 £m
Fair value of scheme assets	4,601	4,367
Defined benefit obligations of funded schemes	(4,690)	(4,760)

Net deficit of funded schemes	(89)	(393)
Defined benefit obligations of unfunded schemes	(239)	(243)

Net deficit	(328)	(636)

RELX Group 2017 I Results 29

Notes to the condensed consolidated financial information

6	Pension schemes (continued)

The net pension deficit is split between net pension obligations and net pension assets as follows:

	£
	As at 31 December
	2017 £m	2016 £m
Net pension asset	22	—
Net pension obligation	(350)	(636)

Overall net pension obligation	(328)	(636)

7	Provisions

The Group has exposures to sub-lease shortfalls in respect of certain property leases for periods up to 2024. Provisions are recognised for net liabilities expected to arise on these exposures. The amount recognised in the statement of financial position in respect of provisions at the start and end of the period, the movements during the period and the split of current and non-current are as follows:

	£
	Year ended 31 December
	2017 £m	2016 £m
At start of period	(112)	(121)
Utilised	24	24
Exchange translation differences	7	(15)

At end of period	(81)	(112)

	£
	As at 31 December
	2017 £m	2016 £m
Current	(19)	(23)
Non-current	(62)	(89)

Total	(81)	(112)

RELX Group 2017 I Results 30

Notes to the condensed consolidated financial information

8	Share capital

Number of ordinary shares	Year ended 31 December
	2017			2016
	Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
RELX PLC
At start of period	1,144.1	(63.6)	1,080.5	1,106.6
Issue of ordinary shares	2.0	—	2.0	1.9
Repurchase of ordinary shares	—	(23.1)	(23.1)	(29.2)
Net release of shares by the Employee Benefit Trust	—	0.7	0.7	1.2
Cancellation of shares	(22.5)	22.5	—	—

At end of period	1,123.6	(63.5)	1,060.1	1,080.5

RELX NV
At start of period	1,019.9	(57.7)	962.2	985.3
Issue of ordinary shares	2.1	—	2.1	1.7
Repurchase of ordinary shares	—	(21.4)	(21.4)	(26.1)
Net release of shares by the Employee Benefit Trust	—	0.7	0.7	1.3
Cancellation of shares	(22.0)	22.0	—	—

At end of period	1,000.0	(56.4)	943.6	962.2

At end of period - RELX PLC and RELX NV	2,123.6	(119.9)	2,003.7	2,042.7

9	Related party transactions

There have been no material related party transactions in the years ended 31 December 2017 and 2016.

10	Subsequent events

On 29 January 2018, RELX Group announced that it had entered into a definitive agreement to acquire 100% of the share capital of ThreatMetrix for £580m. The acquisition is subject to customary conditions and regulatory consents and is expected to close during the first half of 2018. This acquisition will be accounted for as a business combination in accordance with IFRS 3. The results and net assets of ThreatMetrix will be consolidated into the RELX Group results from the point of close. The assessment of the fair values of the assets and liabilities acquired will be completed during 2018.

11	Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

	Income statement		Statement of financial position
	31 December 2017	31 December 2016	31 December 2017	31 December 2016
Euro to sterling	1.14	1.22	1.12	1.17
US dollars to sterling	1.29	1.36	1.35	1.23

RELX Group 2017 I Results 31

Reconciliation of additional performance measures

Please see page 14 for further information on additional performance measures used. Additional performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

A reconciliation of additional performance measures to relevant GAAP measures is as follows:

	£
	Year ended 31 December
	2017 £m	2016 £m
Operating profit	1,905	1,708
Adjustments:
Amortisation of acquired intangible assets	314	346
Acquisition-related costs	56	51
Reclassification of tax in joint ventures	10	10
Reclassification of finance income in joint ventures	(1)	(1)

Adjusted operating profit	2,284	2,114

Profit before tax	1,734	1,473
Adjustments:
Amortisation of acquired intangible assets	314	346
Acquisition-related costs	56	51
Reclassification of tax in joint ventures	10	10
Net interest on net defined benefit pension obligation	15	14
Disposals and other non-operating items	(11)	40

Adjusted profit before tax	2,118	1,934

Tax charge	(67)	(304)
Adjustments:
Deferred tax movements on goodwill and acquired intangible assets	42	18
Tax on acquisition-related costs	(13)	(13)
Reclassification of tax in joint ventures	(10)	(10)
Tax on net interest on net defined benefit pension obligation	(4)	(4)
Tax on disposals and other non-operating items	16	(34)
Other deferred tax credits from intangible assets*	(93)	(91)
Exceptional tax credit**	(346)	—

Adjusted tax charge	(475)	(438)

Net profit attributable to RELX PLC and RELX NV shareholders	1,659	1,161
Adjustments (post tax):
Amortisation of acquired intangible assets	356	364
Acquisition-related costs	43	38
Net interest on net defined benefit pension obligation	11	10
Disposals and other non-operating items	5	6
Other deferred tax credits from intangible assets*	(93)	(91)
Exceptional tax credit**	(346)	—

Adjusted net profit attributable to RELX PLC and RELX NV shareholders	1,635	1,488

Cash generated from operations	2,445	2,236
Adjustments:
Dividends received from joint ventures	38	44
Purchases of property, plant and equipment	(51)	(51)
Proceeds on disposals of property, plant and equipment	1	1
Expenditure on internally developed intangible assets	(303)	(282)
Payments in relation to acquisition-related costs/other	62	68

Adjusted cash flow	2,192	2,016

*	Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation
**	Exceptional non-cash credit from a deferred tax balance sheet adjustment arising from the US Tax Cuts and Jobs Act

RELX Group 2017 I Results 32

Summary financial information in euros

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 11 to the condensed consolidated financial information.

Condensed consolidated income statement

	€
	Year ended 31 December
	2017 €m	2016 €m
Revenue	8,385	8,412
Operating profit	2,172	2,084
Profit before tax	1,977	1,797
Net profit attributable to RELX PLC and RELX NV shareholders	1,891	1,416

Adjusted operating profit	2,604	2,579
Adjusted profit before tax	2,415	2,359
Adjusted net profit attributable to RELX PLC and RELX NV shareholders	1,864	1,815

Basic earnings per share	€	€
RELX PLC and RELX NV	€0.936	€0.687

Adjusted earnings per share	€0.923	€0.880

Condensed consolidated statement of cash flows

	€
	Year ended 31 December
	2017 €m	2016 €m
Net cash from operating activities	2,107	2,052
Net cash used in investing activities	(481)	(815)
Net cash used in financing activities	(1,677)	(1,226)

(Decrease)/increase in cash and cash equivalents	(51)	11

Adjusted cash flow	2,499	2,460

Condensed consolidated statement of financial position

	€
	As at 31 December
	2017 €m	2016 €m
Non-current assets	11,339	12,835
Current assets	2,418	2,746
Assets held for sale	—	7

Total assets	13,757	15,588

Current liabilities	5,069	6,206
Non-current liabilities	6,029	6,617
Liabilities associated with assets held for sale	—	6

Total liabilities	11,098	12,829

Net assets	2,659	2,759

RELX Group 2017 I Results 33

Summary financial information in US dollars

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 11 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

	$
	Year ended 31 December
	2017 US$m	2016 US$m
Revenue	9,488	9,377
Operating profit	2,457	2,323
Profit before tax	2,237	2,003
Net profit attributable to RELX PLC and RELX NV shareholders	2,140	1,579

Adjusted operating profit	2,946	2,875
Adjusted profit before tax	2,732	2,630
Adjusted net profit attributable to RELX PLC and RELX NV shareholders	2,109	2,024

Basic earnings per American Depositary Share (ADS)	US$	US$
RELX PLC and RELX NV (Each ADS comprises one ordinary share)	$1.060	$0.766

Adjusted earnings per American Depositary Share (ADS)	$1.044	$0.982

Condensed consolidated statement of cash flows

	$
	Year ended 31 December
	2017 US$m	2016 US$m
Net cash from operating activities	2,384	2,287
Net cash used in investing activities	(544)	(908)
Net cash used in financing activities	(1,898)	(1,367)

(Decrease)/increase in cash and cash equivalents	(58)	12

Adjusted cash flow	2,828	2,742

Condensed consolidated statement of financial position

	$
	As at 31 December
	2017 US$m	2016 US$m
Non-current assets	13,667	13,493
Current assets	2,915	2,887
Assets held for sale	—	7

Total assets	16,582	16,387

Current liabilities	6,110	6,524
Non-current liabilities	7,267	6,957
Liabilities associated with assets held for sale	—	6

Total liabilities	13,377	13,487

Net assets	3,205	2,900

RELX Group 2017 I Results 34

Investor information

Notes for Editors

About RELX Group

RELX Group is a global provider of information and analytics for professional and business customers across industries. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom almost half are in North America. RELX PLC is a London listed holding company, which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company, which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £29bn/€33bn/$41bn.

The Annual Reports and Financial Statements 2017 are expected to be available on the RELX Group website at www.relx.com from 23 February 2018. Copies of the Annual Reports and Financial Statements 2017 are expected to be posted to shareholders in RELX PLC on 8 March 2018, and will be available to shareholders in RELX NV on request. Copies of the 2017 Results Announcement are available to the public on the RELX Group website and from the respective companies:

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom	RELX NV Radarweg 29 1043 NX Amsterdam The Netherlands

RELX Group 2017 I Results 35

ATTACHMENT

PROPOSAL TO MOVE TO A SIMPLIFIED AND MORE TRANSPARENT CORPORATE STRUCTURE

We are extending our efforts to simplify the RELX corporate structure and share listings.

Since its creation in 1993 the dual parent holding company structure has been reviewed periodically by the boards, and several measures have been taken to simplify the structure over that time, most recently in 2015. The boards believe that a move to a more conventional single parent company structure is a natural next step for RELX, removing complexity and increasing transparency.

The proposed changes will be cost and profit neutral, before and after tax, and none of these changes impact the economic interests of any shareholder. In particular, ownership, dividend and capital distribution rights are unaffected.

There will be no change to the locations, activities or staffing levels of RELX Group or its four business areas. RELX Group headquarters will remain in London, with no changes to operations or staffing levels. Elsevier, the global Science Technical & Medical business, will continue to be headquartered in Amsterdam.

Our strategy is unchanged. Our number one priority remains the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers.

Existing corporate structure

RELX PLC and RELX NV are separate, publicly-held parent holding companies. They jointly own RELX Group plc, which holds all of the RELX businesses, subsidiaries and financing activities. RELX PLC’s and RELX NV’s direct equity holdings in RELX Group plc are 52.9% and 47.1% respectively, being their external shareholders’ respective economic interests originally established in 1993.

Following the implementation of simplification measures in 2015, RELX PLC and RELX NV shares are aligned with their direct equity holdings in RELX Group plc through a 1:1 equalisation ratio. Existing RELX PLC and RELX NV shareholders own 52.9% and 47.1% of the combined share count respectively, giving each RELX PLC share exactly the same economic interest in RELX Group plc as each RELX NV share.

The proposed simplification

The proposed simplification will be effected under cross-border merger regulations in the UK and the Netherlands. RELX PLC and RELX NV will merge, with RELX PLC becoming the sole parent company of RELX Group plc. RELX NV shareholders will receive one new RELX PLC share in exchange for each RELX NV share held, retaining their economic interest in the group.

RELX Group 2017 I Results 36

ATTACHMENT

A diagrammatic representation of the effect of the merger is set out below:

These percentages reflect the respective equity interests of RELX PLC and RELX NV in RELX Group plc

On completion of the merger, RELX PLC will remain domiciled and tax resident in the UK, and will continue to apply the UK Corporate Governance Code and comply with the rules and regulations of the US Securities and Exchange Commission applicable to foreign private issuers.

Listings

RELX PLC will continue to have a premium listing on the London Stock Exchange and we will be applying for a listing of RELX PLC shares on Euronext Amsterdam. RELX PLC ADRs will continue to be listed on the New York Stock Exchange. RELX NV shares will be delisted from Euronext Amsterdam. RELX PLC shareholders, including former RELX NV shareholders, will be able to trade on the London Stock Exchange or on Euronext Amsterdam.

After the combination of the two parent companies the RELX PLC share count will broadly double, and we expect that RELX PLC shares will continue to be included in the FTSE 100 index. Following listing of RELX PLC shares on Euronext Amsterdam, we expect RELX PLC shares to be included in the AEX index. We also expect RELX PLC shares to continue to be included in the STOXX Europe 600 index and other relevant pan-European indices.

Dividends

Under the existing structure, the RELX PLC and RELX NV interim and final dividends are equalised using the exchange rate prevailing immediately prior to the dividend declaration, potentially resulting in diverging dividend growth rates that are also different to adjusted earnings per share growth.

Following the proposed simplification dividends will be declared in sterling, with an option to be paid in euros based on the exchange rate at time of payment. Dividend payments, including those made in euros, will not be subject to withholding tax under current legislation.

RELX Group 2017 I Results 37

ATTACHMENT

Our long-term dividend policy remains unchanged. We will continue to grow the dividend broadly in line with adjusted earnings per share, subject to exchange rate considerations, whilst maintaining cover of at least two times over the longer term.

Buybacks

Under the existing structure we buy back shares in RELX PLC and RELX NV in proportions which maintain the respective 52.9% and 47.1% economic interests of the parent companies. This will continue until the implementation of the simplification, following which any buybacks will be of RELX PLC shares.

Continuity for RELX NV shareholders

RELX NV shareholders that hold their shares through the Euroclear Nederland depository will have replacement RELX PLC shares issued into the same depository. RELX will be making an application for a listing in the Netherlands which will allow shareholders to trade these RELX PLC shares on Euronext Amsterdam, settling share transactions in euros. Dividends on shares held through Euroclear Nederland will be paid in euros (unless a shareholder has elected to receive sterling dividends).

Shareholder Approval

The simplification is subject to certain conditions, including the approval of both RELX PLC and RELX NV shareholders. We expect a circular to be made available to shareholders in Q2 2018.

Guarantees over financial obligations

All RELX Group bonds are issued by subsidiary companies and will not be affected by the simplification. All joint parent company guarantees over debt, the revolving credit facility and other financial obligations will transfer solely to RELX PLC.

RELX Group 2017 I Results 38

ATTACHMENT

Corporate Structure and Share Listing Simplification FAQs

1.	Why are you making these changes?

We believe that a move to a more conventional single parent company structure is a natural next step for RELX, removing complexity and increasing transparency.

2.	Why are you doing this now?

Since its creation in 1993 the dual parent holding company structure has been reviewed periodically by the boards, and several measures have been taken to simplify the structure over that time, most recently in 2015. The evolution of the company and its environment since 2015 now makes it possible to implement this simplification without changing the economic interests of the two parent companies’ shareholders.

3.	How did you decide to make RELX PLC the sole parent company?

RELX PLC is the slightly larger parent, and the RELX Group headquarters are already in London, making the UK the natural domicile of the single parent company, without moving any staff or operations.

4.	Will any customers be affected?

No customers of RELX Group will be affected by these measures

5.	Will there be any impact on staff levels or locations?

No. There will be no impact on staffing levels or locations for RELX Group, or its four business areas. RELX Group headquarters will remain in London, and Elsevier, the global Science, Technical & Medical business, will continue to be headquartered in Amsterdam.

6.	Will there be any on-going operating costs associated with these changes?

No. There will be no on-going operating costs consequences for RELX Group arising from these measures.

7.	Will there be any consequences for how much and where you pay tax?

No. There will be no tax consequences for RELX Group arising from these measures.

8.	Will EPS be impacted?

No. All per share calculations will be exactly the same post implementation

9.	How will dividends be impacted?

Following the proposed simplification, dividends will be declared in sterling, with an option to be paid in euros based on the exchange rate at time of payment. Dividends on shares held through Euroclear Nederland will be paid in euros (unless a shareholder has elected to receive sterling dividends). Dividends on shares held through CREST will be paid in sterling (unless a shareholder has elected to receive euro dividends). Our long-term dividend policy remains unchanged. We will continue to grow the dividend broadly in line with adjusted earnings per share, subject to exchange rate considerations, whilst maintaining cover of at least two times over the longer term.

RELX Group 2017 I Results 39

ATTACHMENT

10.	How will the buyback be impacted?

Under the existing structure we buy back shares in RELX PLC and RELX NV in proportions which maintain the respective 52.9% and 47.1% economic interests of the parent companies. This will continue until the implementation of the simplification, following which any buybacks will be of RELX PLC shares.

11.	What will the index weighting of RELX PLC be?

After the combination of the two parent companies the RELX PLC share count will broadly double, and we expect that RELX PLC shares will continue to be included in the FTSE 100 index. Following listing of RELX PLC shares on Euronext Amsterdam, we expect RELX PLC shares to be included in the AEX index. We also expect RELX PLC shares to continue to be included in the STOXX Europe 600 index and other relevant pan-European indices.

12.	What approvals from shareholders does this require?

The simplification is subject to certain conditions, including the approval of both RELX PLC and RELX NV shareholders. For RELX PLC, implementation will require a majority of 75% by value and a majority in number of voting shareholders. For RELX NV, implementation will require a majority by value of voting shareholders, or a two thirds majority in the event that less than 50% of shareholders by value participate in the vote.

13.	What is the timeline for these measures?

We expect a circular to shareholders to be made available in Q2 2018, followed by shareholder meetings. We expect full implementation to be completed in Q3 2018 subject to certain conditions, including shareholder approval.

14.	What are the tax implications for a RELX NV shareholder of accepting RELX PLC shares in exchange for RELX NV shares?

There are no capital gains or income tax implications for a RELX NV shareholder accepting RELX PLC shares.

15.	Will I be able to transfer new RELX PLC shares from Euroclear Nederland to CREST and vice versa ?

Yes. Shares can be moved from Euroclear Nederland to CREST at no cost. Moving shares into Euroclear Nederland from CREST will incur a 1.5% stamp duty.

16.	Will RELX NV shareholders have an alternative to receiving RELX PLC shares?

For those RELX NV shareholders who have voted against the simplification measures and who do not wish to hold RELX PLC shares, a mechanism will be provided to make a market sale of the RELX PLC shares that they would have received. The sale will be made immediately prior to closing and the proceeds will be paid to them in cash.

17.	What action is required for a RELX PLC shareholder?

RELX PLC shareholders will be sent a circular in Q2 2018 and will be asked to vote on the proposals.

RELX Group 2017 I Results 40

ATTACHMENT

18.	What action is required for a RELX NV shareholder?

A circular will be made available to RELX NV shareholders in Q2 2018 and they will be asked to vote on the proposals.

RELX Group 2017 I Results 41

Cautionary note and additional information

CAUTIONARY NOTE

This Announcement does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the simplification. It does not constitute a prospectus or prospectus equivalent document and investors should not make any investment decision in relation to any shares referred to in this Announcement. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and applicable European rules and regulations. A prospectus is expected to be made available to shareholders on RELX Group’s website (www.relx.com) in due course.

The release, publication or distribution of this Announcement in jurisdictions other than the UK, the Netherlands and the US may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than the UK, the Netherlands or the US should inform themselves about, and observe, any applicable requirements. Failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdiction. This Announcement has been prepared to comply with UK, Dutch and US law and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the UK, the Netherlands and the US.

This Announcement contains inside information for the purposes of Article 7 of EU regulation 596/2014.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In addition to the prospectus to be made available to shareholders, RELX PLC will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include the prospectus. RELX PLC plans to mail the prospectus to the holders of American Depositary Shares of RELX N.V. and U.S. holders of ordinary shares of RELX N.V. (collectively, “RELX NV U.S. Shareholders”) in connection with the Simplification. RELX N.V. U.S. SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELX PLC, RELX N.V., THE SIMPLIFICATION AND RELATED MATTERS. RELX N.V. U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC by RELX PLC and RELX N.V. through the website maintained by the SEC at www.sec.gov. In addition, RELX N.V. U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed by RELX PLC with the SEC by contacting RELX Investor Relations at 1-3 Strand, London WC2N 5JR or by calling +44 20 7166 5634.